SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)


                             ASCENT PEDIATRICS, INC.
                                (Name of Issuer)

                                  Common Stock,
                           $.00004 PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                    04362X101
                                 (CUSIP Number)

                                Brian P. Friedman
                           FS Private Investments LLC
                                 230 Park Avenue
                            New York, New York 10169
                                 (212) 309-8348
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  MAY 13, 1998
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d- 1(g), check the following box [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  Schedule 13D

------------------------------------------------------------------------------
CUSIP No.     04362X101                                            Page   2
------------------------------------------------------------------------------
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
            FS PRIVATE INVESTMENTS LLC                              13-3940684
------------------------------------------------------------------------------

            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)

                                                                         (b)

------------------------------------------------------------------------------
    3       SEC USE ONLY


------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*
            AF

------------------------------------------------------------------------------
    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)


------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            DELAWARE
------------------------------------------------------------------------------
               NUMBER OF       7        SOLE VOTING POWER
                SHARES
             BENEFICIALLY
                                        2,692,981, WHICH INCLUDES
                                        1,105,263 SHARES OF COMMON STOCK
                                        ISSUABLE UPON CONVERSION OF PREFERRED
                                        STOCK AND 1,587,718 SHARES OF COMMON
                                        STOCK ISSUABLE UPON EXERCISE OF WARRANTS
                                       ----------------------------------------
               OWNED BY        8        SHARED VOTING POWER
                 EACH
                                       ----------------------------------------
               REPORTING       9        SOLE DISPOSITIVE POWER
              PERSON WITH
                                        2,692,981, WHICH INCLUDES
                                        1,105,263 SHARES OF COMMON STOCK
                                        ISSUABLE UPON CONVERSION OF PREFERRED
                                        STOCK AND 1,587,718 SHARES OF COMMON
                                        STOCK ISSUABLE UPON EXERCISE OF WARRANTS

                                       ----------------------------------------
                               10        SHARED DISPOSITIVE POWER
-------------------------------------------------------------------------------
   11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,692,981, WHICH INCLUDES 1,105,263 SHARES OF COMMON STOCK ISSUABLE UPON CONVERSION OF PREFERRED STOCK AND 1,587,718 SHARES OF COMMON STOCK ISSUABLE UPON EXERCISE OF WARRANTS
-------------------------------------------------------------------------------
   12
            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*

-------------------------------------------------------------------------------
   13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            28.0%
-------------------------------------------------------------------------------
   14       TYPE OF REPORTING PERSON*
            IA
-------------------------------------------------------------------------------

CUSIP No.     04362X101                                             Page   3
-------------------------------------------------------    --------------------

-------------------------------------------------------------------------------
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            FURMAN SELZ INVESTORS II, L.P.                        13-3937561
-------------------------------------------------------------------------------
    2
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)

                                                                           (b)
-------------------------------------------------------------------------------
    3       SEC USE ONLY

-------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            WC
------------------------------------------------------------------------------
    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            DELAWARE
------------------------------------------------------------------------------
               NUMBER OF       7        SOLE VOTING POWER
                SHARES
             BENEFICIALLY
                                        2,373,927, WHICH INCLUDES
                                        974,316 SHARES OF COMMON STOCK ISSUABLE
                                        UPON CONVERSION OF PREFERRED STOCK AND
                                        1,399,611 SHARES OF COMMON STOCK
                                        ISSUABLE UPON EXERCISE OF WARRANTS
                                       ---------------------------------------
               OWNED BY        8        SHARED VOTING POWER
                 EACH
                                       ---------------------------------------
               REPORTING       9        SOLE DISPOSITIVE POWER
              PERSON WITH
                                        2,373,927, WHICH INCLUDES
                                        974,316 SHARES OF COMMON STOCK ISSUABLE
                                        UPON CONVERSION OF PREFERRED STOCK AND
                                        1,399,611 SHARES OF COMMON STOCK
                                        ISSUABLE UPON EXERCISE OF WARRANTS

-------------------------------------------------------------------------------
                               10       SHARED DISPOSITIVE POWER
-------------------------------------------------------------------------------
   11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,373,927, WHICH INCLUDES 974,316 SHARES OF COMMON STOCK ISSUABLE UPON CONVERSION OF PREFERRED STOCK AND 1,399,611 SHARES OF COMMON STOCK ISSUABLE UPON EXERCISE OF WARRANTS
-------------------------------------------------------------------------------
   12
            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*

-------------------------------------------------------------------------------
   13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            24.7%
-------------------------------------------------------------------------------
   14       TYPE OF REPORTING PERSON*
            PN
-------------------------------------------------------------------------------

CUSIP No.     04362X101                                               Page   4
------------------------------------------------------------------------------

-------------------------------------------------------------------------------
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            FS EMPLOYEE INVESTORS LLC                               13-3937563
-------------------------------------------------------------------------------
    2
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a)

                                                                            (b)

-------------------------------------------------------------------------------
    3       SEC USE ONLY

-------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            WC
-------------------------------------------------------------------------------
    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

-------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
            DELAWARE
-------------------------------------------------------------------------------
               NUMBER OF       7        SOLE VOTING POWER
                SHARES
             BENEFICIALLY

                                        203,641, WHICH INCLUDES 83,579
                                        SHARES OF COMMON STOCK ISSUABLE UPON
                                        CONVERSION OF PREFERRED STOCK AND
                                        120,062 SHARES OF COMMON STOCK ISSUABLE
                                        UPON EXERCISE OF WARRANTS

                                       ---------------------------------------
               OWNED BY        8        SHARED VOTING POWER
                 EACH
                                       ----------------------------------------
               REPORTING       9        SOLE DISPOSITIVE POWER
              PERSON WITH

                                        203,641, WHICH INCLUDES 83,579
                                        SHARES OF COMMON STOCK ISSUABLE UPON
                                        CONVERSION OF PREFERRED STOCK AND
                                        120,062 SHARES OF COMMON STOCK ISSUABLE
                                        UPON EXERCISE OF WARRANTS
                                       ----------------------------------------

                              10        SHARED DISPOSITIVE POWER

-------------------------------------------------------------------------------
   11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 203,641, WHICH INCLUDES 83,579 SHARES OF COMMON STOCK ISSUABLE UPON CONVERSION OF PREFERRED STOCK AND 120,062 SHARES OF COMMON STOCK ISSUABLE UPON EXERCISE OF WARRANTS
-------------------------------------------------------------------------------
   12
            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*

-------------------------------------------------------------------------------
   13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            2.1%
-------------------------------------------------------------------------------
   14       TYPE OF REPORTING PERSON*
            OO
-------------------------------------------------------------------------------

------------------------------------------------------------------------------
CUSIP No.     04362X101                                            Page   5
------------------------------------------------------------------------------

-------------------------------------------------------------------------------
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
            FS PARALLEL FUND L.P.                                   13-3974766

-------------------------------------------------------------------------------
    2
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a)

                                                                            (b)

-------------------------------------------------------------------------------
    3       SEC USE ONLY

-------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*
            WC

-------------------------------------------------------------------------------
    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

-------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
            DELAWARE

-------------------------------------------------------------------------------
               NUMBER OF       7        SOLE VOTING POWER
                SHARES
             BENEFICIALLY

                                        115,413, WHICH INCLUDES 47,368
                                        SHARES OF COMMON STOCK ISSUABLE UPON
                                        CONVERSION OF PREFERRED STOCK AND 68,045
                                        SHARES OF COMMON STOCK ISSUABLE UPON
                                        EXERCISE OF WARRANTS

                                       ----------------------------------------
               OWNED BY        8        SHARED VOTING POWER
                 EACH
                                       ----------------------------------------
               REPORTING       9        SOLE DISPOSITIVE POWER
              PERSON WITH

                                        115,413, WHICH INCLUDES 47,368
                                        SHARES OF COMMON STOCK ISSUABLE UPON
                                        CONVERSION OF PREFERRED STOCK AND 68,045
                                        SHARES OF COMMON STOCK ISSUABLE UPON
                                        EXERCISE OF WARRANTS
                                       ---------------------------------------
                              10        SHARED DISPOSITIVE POWER
------------------------------------------------------------------------------
   11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 115,413, WHICH INCLUDES 47,368 SHARES OF COMMON STOCK ISSUABLE UPON CONVERSION OF PREFERRED STOCK AND 68,045 SHARES OF COMMON STOCK ISSUABLE UPON EXERCISE OF WARRANTS
-------------------------------------------------------------------------------
   12
            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*
-------------------------------------------------------------------------------
   13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            1.2%
-------------------------------------------------------------------------------
   14       TYPE OF REPORTING PERSON*
            PN
-------------------------------------------------------------------------------

------------------------------------------------------------------------------
CUSIP No.     04362X101                                            Page   6
------------------------------------------------------------------------------

------------------------------------------------------------------------------
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
            BRIAN P. FRIEDMAN

------------------------------------------------------------------------------
    2
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)

                                                                           (b)

------------------------------------------------------------------------------
    3       SEC USE ONLY


------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*
            AF

------------------------------------------------------------------------------
    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

-------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
            UNITED STATES

-------------------------------------------------------------------------------
               NUMBER OF       7        SOLE VOTING POWER
                SHARES
             BENEFICIALLY
              OWNED BY
                 EACH                 -----------------------------------------
                               8        SHAREDWVOTING POWER

                                        2,692,981, WHICH INCLUDES
                                        1,105,263 SHARES OF COMMON STOCK
                                        ISSUABLE UPON CONVERSION OF PREFERRED
                                        STOCK AND 1,587,718 SHARES OF COMMON
                                        STOCK ISSUABLE UPON EXERCISE OF WARRANTS

                                       ----------------------------------------
               REPORTING       9        SOLE DISPOSITIVE POWER
              PERSON WITH
                                       ----------------------------------------
                               10       SHARED DISPOSITIVE POWER

                                        2,692,981, WHICH INCLUDES
                                        1,105,263 SHARES OF COMMON STOCK
                                        ISSUABLE UPON CONVERSION OF PREFERRED
                                        STOCK AND 1,587,718 SHARES OF COMMON
                                        STOCK ISSUABLE UPON EXERCISE OF WARRANTS

-------------------------------------------------------------------------------
   11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,692,981, WHICH INCLUDES 1,105,263 SHARES OF COMMON STOCK ISSUABLE UPON CONVERSION OF PREFERRED STOCK AND 1,587,718 SHARES OF COMMON STOCK ISSUABLE UPON EXERCISE OF WARRANTS
-------------------------------------------------------------------------------
   12
            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*

-------------------------------------------------------------------------------
   13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            28.0%
-------------------------------------------------------------------------------
   14       TYPE OF REPORTING PERSON*
            IN
-------------------------------------------------------------------------------

------------------------------------------------------------------------------
CUSIP No.     04362X101                                            Page   7
------------------------------------------------------------------------------

-------------------------------------------------------------------------------
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
            JAMES L. LUIKART

-------------------------------------------------------------------------------
    2
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a)

                                                                            (b)

-------------------------------------------------------------------------------
    3       SEC USE ONLY


-------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*
            AF

-------------------------------------------------------------------------------
    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

-------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
            UNITED STATES

-------------------------------------------------------------------------------
               NUMBER OF       7        SOLE VOTING POWER
                SHARES
             BENEFICIALLY
                                       ----------------------------------------
               OWNED BY        8        SHARED VOTING POWER
                 EACH

                                        2,692,981, WHICH INCLUDES
                                        1,105,263 SHARES OF COMMON STOCK
                                        ISSUABLE UPON CONVERSION OF PREFERRED
                                        STOCK AND 1,587,718 SHARES OF COMMON
                                        STOCK ISSUABLE UPON EXERCISE OF WARRANTS

                                       ----------------------------------------
               REPORTING       9        SOLE DISPOSITIVE POWER
              PERSON WITH
                                       ----------------------------------------
                              10        SHARED DISPOSITIVE POWER

                                        2,692,981, WHICH INCLUDES
                                        1,105,263 SHARES OF COMMON STOCK
                                        ISSUABLE UPON CONVERSION OF PREFERRED
                                        STOCK AND 1,587,718 SHARES OF COMMON
                                        STOCK ISSUABLE UPON EXERCISE OF WARRANTS
-------------------------------------------------------------------------------
   11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,692,981, WHICH INCLUDES 1,105,263 SHARES OF COMMON STOCK ISSUABLE UPON CONVERSION OF PREFERRED STOCK AND 1,587,718 SHARES OF COMMON STOCK ISSUABLE UPON EXERCISE OF WARRANTS
-------------------------------------------------------------------------------
   12
            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*

-------------------------------------------------------------------------------
   13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            28.0%
-------------------------------------------------------------------------------
   14       TYPE OF REPORTING PERSON*
            IN
-------------------------------------------------------------------------------

ITEM 1.   SECURITY AND ISSUER

          The securities to which this statement relates are shares of common stock, $0.00004 par value per share (the "Common Stock"), of Ascent Pediatrics, Inc., a Delaware corporation ("Ascent" or the "Company"). The principal executive office of Ascent is located at 187 Ballardvale Street, Wilmington, Massachusetts 01887.

          The reporting persons are filing this Schedule 13D because of their agreement to acquire of shares of the Series G Convertible Exchangeable Preferred Stock, $.01 par value per share (the "Preferred Shares"), convertible into Common Stock and warrants to purchase shares of Common Stock (the "Warrants").

ITEM 2.  IDENTITY AND BACKGROUND.

         The following table provides certain information about each of the reporting persons.


                                            CITIZENSHIP OR                        PRINCIPAL OCCUPATION
NAME AND ADDRESS                            STATE OF                              OR  BUSINESS
                                            INCORPORATION/ORGANIZATION

Furman Selz Investors                       DE                                    Investment Partnership
II L.P.  ("Investors")
230 Park Avenue
New York, New York 10169

FS Employee Investors                       DE                                    Investment Limited
LLC  ("Employee                                                                   Liability  Company
Investors")
230 Park Avenue
New York, New York 10169

FS Parallel Fund L.P.                       DE                                    Investment Partnership
("Parallel  Fund")
230 Park Avenue
New York, New York 10169

FS Private Investments                      DE                                    Manager of Investors,
LLC  ("Private                                                                    Employee Investors and
Investments")                                                                     Parallel  Fund
230 Park Avenue
New York, New York 10169

Brian P. Friedman                           USA                                   Managing Member of
230 Park Avenue                                                                   Private  Investments
New York, New York 10169


James L. Luikart                            USA                                   Managing Member of
230 Park Avenue                                                                   Private  Investments
New York, New York 10169


As a result of its role as manager of Investors, Employee Investors and Parallel Fund (the "Funds"), Private Investments may be deemed to be the beneficial owner of the shares held by the Funds.

As a result of Brian P. Friedman's and James L. Luikart's positions as Managing Members of Private Investments, they may be deemed to be the beneficial owners of the shares beneficially owned by Private Investments and therefore deemed to be the beneficial owners of the shares held by the Funds.

The filing of this statement shall not be construed as an admission that Private Investments, Brian P. Friedman or James L. Luikart are, for purposes of Sections 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any shares covered by this statement.

                  (d) and (e). None of the individuals named have, within the last five years, been convicted in criminal proceeding (excluding traffic violations or similar misdemeanors), or have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

                  (f)      Not applicable

ITEM 3.   SOURCE AND AMOUNT OF FUNDS.

          The funds for the purchase of the Preferred Stock and the Warrants will be provided out of capital contributions made to Investors, Employee Investors and Parallel Fund. Pursuant to the Agreement (as defined in Item 6), Investors, Employee Investors and Parallel Fund will pay the Company $10,578,667, $906,668 and $514,665, respectively, for the Preferred Stock and Warrants. If the Warrants are exercised by Investors, Employee Investors or Parallel Fund, it is expected that the funds which will be used to pay the exercise price will be provided from capital contributions to such entity or by such entity surrendering Preferred Stock, Convertible Notes (as defined in Item
6) or Subordinated Notes (as defined in Item 6) or by holder surrendering Warrants.

ITEM 4.   PURPOSE OF TRANSACTION.

          The Preferred Stock and Warrants were acquired for investment purposes. The reporting persons intend to review on a continuing basis their investment in the Company and the Company's business, prospects and financial condition. Based on such continuing review, alternative investment opportunities available to the reporting persons and all other factors deemed relevant (including, without limitation the market for and price of Common Stock, offers for shares of the Common Stock, general economic conditions and other future developments), the reporting persons may decide to exercise some or all of the Warrants, convert all or part of the Preferred Stock, sell or seek the sale of all or part of the Preferred Stock, Warrants or the Common Stock or increase their holdings of the Common Stock.

         Pursuant to the Agreement, the Purchasers (as defined in Item 6) shall have the right to have one (1) nominee included on the Board of Director's slate of nominees to stand for election to the Board of Directors. Such director shall be a member of each committee of the Board of Directors. Assuming the Closing (as defined in Item 6) occurs, Mr. Thomas W. Janes will resign from the Board of Directors and Mr. James L. Luikart will be appointed as the Purchaser's representative.

         The Agreement also provides that no more than three (3) members of the Company's Board of Directors shall be employed, or otherwise be compensated (other than normal directors compensation (i.e. meeting fees, expense reimbursement and stock options)), by the Company.

         The issuance of the Preferred Stock, the Subordinated Notes and the Warrants constitute a material change in the capitalization of the Company. If the Preferred Stock is converted, in whole or in part, or the Warrants exercised, in whole or in part, there could be a material change in the capitalization of the Company. The proceeds of the sale of the Preferred Stock, the Subordinated Notes and the Warrants will be used to repay $5,250,000 aggregate principal amount of subordinated secured notes of the Company.


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

         (a)-(b)


                        NUMBER OF
                        SHARES  TO BE     SHARED VOTING          SHARED                                              SOLE
NAME                    BENEFICIALLY      POWER                  INVESTMENT            SOLE VOTING                   INVESTMENT
                        OWNED                                    POWER                 POWER                         POWER
Investors                 2,373,927         0                      0                    2,373,927                     2,373,927

Employee Investors          203,641         0                      0                      203,641                       203,641

Parallel Fund               115,413         0                      0                      115,413                       115,413

Private Investments       2,692,981         0                      0                    2,692,981                     2,692,981

Brian P. Friedman         2,692,981         0                      0                    2,692,981                     2,692,981

James L. Luikart          2,692,981         0                      0                    2,692,981                     2,692,981


       The Issuer currently has 6,921,074 shares of Common Stock outstanding.

       The persons named in answer to Item 2(a) hereof own securities convertible or exercisable into an aggregate of 2,692,981 Shares, constituting 28.0% of the Common Stock which will be outstanding upon the conversion or exercise of all such securities.

                  (b)      See the answer to Item 2 hereof.

                  (c) Other than the transactions described herein, no transactions by any of the reporting persons required to be reported by this Item have taken place in the last sixty (60) days.

                  (d) The limited partners of Investors and Parallel Fund and the members of Employee Investors have the right to receive dividends from, or proceeds from the sale of, all or some of the Preferred Stock or Warrants or all or some of the Common Stock after conversion of the Preferred Stock or Convertible Notes or exercise of the Warrants. See Item 6.

                  (e) Not applicable.

ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR
          RELATIONSHIPS WITH
          RESPECT TO SECURITIES OF THE ISSUER.

          Pursuant to a Securities Purchase Agreement dated May 13, 1998 (the "Agreement") among the Company, and the persons named as purchasers on Schedule I attached thereto (each, a "Purchaser" and, collectively, the "Purchasers"), Investors, Employee Investors and Parallel Investors have agreed to purchase, subject to the conditions set forth in the Agreement, (i) 4,628, 397 and 225 shares, respectively, of Series G Convertible Exchangeable Preferred Stock, par value $.01 per share, of the Company (the "Preferred Stock"), (ii) $5,950,285.71, $510,428.57 and $289,285.77, aggregate principal amount, respectively, of 8% Subordinated Notes due 2005 of the Company (the "Subordinated Notes") and (iii) warrants (the Warrants to purchase an aggregate of 1,399,611, 120,062 and 68,045, respectively, shares of the Common Stock.

          Shares of Preferred Stock having an aggregate liquidation preference of $7,000,000 are to be issued pursuant to the Agreement.

          Dividends shall be cumulative at a rate of 8% per annum. Dividends shall accrue and are to be paid semi-annually in cash, except that 50% of the first year's dividends shall be deferred to and payable in the fourth year and 50% of the second year's dividend shall be deferred to and payable in the fifth year. In addition, if the Company has not exercised its right to exchange the Preferred Stock for 8% Convertible Subordinated Notes of the Company (the "Convertible Notes") by the third anniversary of the issuance of the Preferred Stock, the dividend rate shall increase by two percentage points upon this third anniversary and shall increase an additional two percentage points upon each anniversary thereafter, subject to a maximum dividend rate of 15% per annum.

          If the Company fails to pay a dividend when due the dividend rate will increase by one percentage point and by one percentage point for each additional failure to pay a dividend when due subject to a maximum dividend rate of 15% per annum. Upon payment of all overdue dividends, the dividend rate will revert to the then applicable dividend rate. If there is a change of control of the Company, the dividend rate will increase to 12% per annum.

          The Preferred Stock is convertible into Common Stock at a conversion price of $4.75 per share.

          The Preferred Stock will be exchangeable at the Company's option for Convertible Notes. The Convertible Notes shall bear interest at a rate of 8% per annum and shall have a term of seven (7) years less the amount of time the Preferred Stock has been outstanding. The Convertible Notes shall be convertible to Common Stock at a conversion price of $4.75 per share.

          Holders of the Preferred Stock shall vote together with the holders of Common Stock on an as-if-converted basis.

          Subordinated Notes having an aggregate principal amount of $7,000,000 are to be issued pursuant to the Agreement.

          The Subordinated Notes will have a term of seven (7) years from the date of issuance.

          Interest on the Subordinated Notes shall be cumulative at a rate of 8% per annum. Interest shall accrue and is to be paid semi-annually in cash, except that 50% of the first year's interest shall be deferred to and payable in the fourth year and 50% of the second year's interest shall be deferred to and payable in the fifth year.

          The Subordinated Notes are redeemable at the Company's option at any time, in whole or in part, at 100% of principal amount plus accrued interest. The Subordinated Notes are redeemable at the Holder's option at 100% of principal amount plus accrued interest in the event of a change of control of the Company.

          The Notes will be subordinated to $3.0 million of indebtedness from financial institutions. The Company may incur an additional $3,000,000 of indebtedness only if it ranks pari passu with or subordinate in right of payment to the Notes.

          Warrants for an aggregate of 1,105,263 shares of Common Stock are to be issued pursuant to the Agreement.

          The Warrants will have a term of seven (7) years from the date of issuance. The exercise price will be $4.75 per share.

          The Preferred Stock or Convertible Notes shall automatically convert into Common Stock if the average daily closing price of the Common Stock for 30 consecutive trading days beginning any time after three years from issuance is greater than $12 per share, as adjusted, so long as the average trading volume during the preceding 30 days is at least 35,000 shares per day.

          The Preferred Stock or Convertible Notes are redeemable at the Company's option at 100% of liquidation preference plus accumulated dividends, provided that the Company issue new warrants to the holders of Preferred Stock or Convertible Notes for a number of shares of Common Stock equal to the number of shares of Common Stock then issuable on conversion of the Preferred Stock or Convertible Notes at the then existing conversion price.

          The Subordinated Notes and the Convertible Notes have the benefit of customary covenants.

          Pursuant to the terms of the Preferred Stock, the Convertible Notes and the Warrants, the exercise price and number of shares of Common Stock issuable upon the conversion of the Preferred Stock or Convertible Notes the exercise of such Warrants are subject to adjustment upon the occurrence of certain events, such as stock splits, stock dividends, mergers, reclassifications and similar corporate events.

          Pursuant to the Agreement, the Company granted the Purchasers and their permitted assigns registration rights which require the Company to cause certain of the Company's securities held by the Purchasers and their permitted assigns to be registered under the Securities Act of 1933, as amended, so as to permit the sale or other disposition by the Purchasers and such permitted assigns of said securities.

          Private Investments is the manager of each of Investors, Employee Investors and Parallel Fund. The general partner of each of Investors and Parallel Fund and the managing member of Employee Investors have delegated all relevant rights to Private Investments.

          Brian P. Friedman and James L. Luikart are the managing members of Private Investments.

ITEM 7.           MATERIAL FILED AS EXHIBITS.
                                                                          PAGE

         A.       Joint Reporting Agreement and Power of Attorney on
                  Behalf of Each Reporting Person.............................

         1.       Securities Purchase Agreement dated May 13, 1998............

                                            SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  May 26, 1998

                                       FURMAN SELZ INVESTORS II L.P.
                                       FS EMPLOYEE INVESTORS LLC
                                       FS PRIVATE PARALLEL FUND, L.P.


                                        BY:      FS PRIVATE INVESTMENTS LLC,
                                                 MANAGER


                                       By:       /S/ JAMES L. LUIKART
                                             Name:  James L. Luikart
                                             Title:  Managing Member


                                       FS PRIVATE INVESTMENTS LLC, MANAGER


                                       By:   /S/ JAMES L. LUIKART
                                            Name:  James L. Luikart
                                            Title:  Managing Member


                                             /S/ BRIAN P. FRIEDMAN
                                            Name:  Brian P. Friedman


                                             /S/ JAMES L. LUIKART
                                            Name:  James L. Luikart

                                                                EXHIBIT A

                           JOINT REPORTING AGREEMENT
                                      AND
                               POWER OF ATTORNEY

          WHEREAS, the statement or amended statement of Schedule 13(D) (the "Joint Statement") to which this joint reporting agreement and power of attorney (the "Agreement") is an exhibit is being filed on behalf of two or more persons (collectively, the "Reporting Persons"); and

          WHEREAS, the Reporting Persons prefer to file the Joint Statement on behalf of all of the Reporting Persons rather than individual statements on
Schedule 13D on behalf of each of the Reporting Persons;

          NOW THEREFORE, each of the undersigned hereby agrees as follows with each of the other Reporting Persons:

          1. Each of the Reporting Persons is responsible for the timely filing of the Joint Statement and any amendments thereto.

          2. Each of the Reporting Persons is responsible for the completeness and accuracy of the information concerning such Reporting Person contained in the Joint Statement.

          3. None of the Reporting Persons is responsible for the completeness or accuracy of the information concerning the other Reporting Persons contained in the Joint Statement, unless such Reporting Person knows or has reason to believe that such information is inaccurate.

          4. The undersigned agrees that the Joint Statement is, and any amendment thereto will be, filed on behalf of each of the Reporting Persons.

          5. The undersigned hereby appoint James L. Luikart as attorney-in-fact for the undersigned with authority to execute and deliver on behalf of the undersigned any and all documents (including any amendments thereto) required to be filed by the undersigned or otherwise executed and delivered by the undersigned pursuant to the Securities Exchange Act of 1934, as amended, the Securities Act of 1933, as amended, all other federal, state and local securities and corporation laws, and all regulations promulgated thereunder.

          6.This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same document.

Dated:  May 26, 1998


                                           FURMAN SELZ INVESTORS II L.P.


                                           By: FS PRIVATE INVESTMENTS LLC

                                           By: /S/ JAMES L. LUIKART
                                               Name:  James L. Luikart
                                               Title:  Managing Member


                                           FS EMPLOYEE INVESTORS LLC

                                           By: FS PRIVATE INVESTMENTS LLC

                                           By: /S/ JAMES L. LUIKART
                                               Name:  James L. Luikart
                                               Title:  Managing Member


                                           FS PRIVATE PARALLEL FUND, L.P.

                                           By: FS PRIVATE INVESTMENTS LLC


                                           By: /S/ JAMES L. LUIKART
                                               Name:  James L. Luikart
                                               Title:  Managing Member

                                               /S/ BRIAN P. FRIEDMAN
                                               Name:  Brian P. Friedman


                                               /S/ JAMES L. LUIKART
                                               Name:  James L. Luikart


 AGREED TO
AND ACCEPTED:


 /S/ JAMES L. LUIKART
     Name:  James L. Luikart
     Title:  Managing Member FS Private Investments LLC